FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 31, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.
A Publicly-Held Company
CNPJ/MF nº 20.730.099/0001-94

RELEVANT FACT

In compliance with the provisions in the Brazilian Securities and Exchange Committee – CVM Instruction No. 358/2002, Sadia S.A. (“Company”) communicates that, at the meeting held on this date, its Board of Directors approved the proposals for an upstream merger of its subsidiaries EMA EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA and INTERGEN LTDA, both established in the State of Mato Grosso. This operation aims to obtain operating and corporate benefits translated into significant economy of scale due to the reduction of expenses by standardizing and rationalizing the administrative and operational activities of both companies. The proposed merger shall be submitted to the appreciation and approval of the shareholders at the next extraordinary shareholders meeting, observing the following terms of the respective Protocol of Merger signed on this date: 1 – Base date for the appraisal of the shareholders' equity of the Mergees: 09.30.2006; 2 – Upon the formal merging act, the Surviving Company, Sadia S.A., shall be the title holder of 100% of the mergees's capital shares and this shall not imply a capital increase nor an amendment to its business purpose since the activities of all of the involved companies are compatible; 3 – The shareholders' equity of the Mergees shall be appraised by a specialist company based on the appraisal criterion of book value prices. The full text of the respective Protocols shall be put at the disposal of the interested parties upon the publication of the Notice of Shareholders Meeting within the pertinent periods of time as required by legislation and the Bylaws.

São Paulo, October 30, 2006.

Welson Teixeira Junior
Investor Relations Director